[redacted]

14048867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 52632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
De Guardiola Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Clematis Street, Suite 307
(No. and Street)

West Palm Beach (City) Florida (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberto De Guardiola (212) 753-2702
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roberto De Guardiola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of De Guardiola Advisors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public
COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE GUARDIOLA ADVISORS, INC.

Financial Statement

December 31, 2013

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

DE GUARDIOLA ADVISORS, INC.

Financial Statement

December 31, 2013

DE GUARDIOLA ADVISORS, INC.
TABLE OF CONTENTS
December 31, 2013

ANNUAL AUDITED FOCUS REPORT FACING PAGE 1-2

INDEPENDENT AUDITOR'S REPORT
ON THE STATEMENT OF FINANCIAL CONDITION 3

FINANCIAL STATEMENT

Statement of Financial Condition 4

Notes to Financial Statement 5-6

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
De Guardiola Advisors, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of De Guardiola Advisors, Inc. (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of De Guardiola Advisors, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
February 25, 2014

De Guardiola Advisors, Inc.
Statement of Financial Condition
December 31, 2013

Assets

Cash and cash equivalents (Note 2)	$	171,786
Prepaid expenses		11,177
Other assets		38,333
Leashold improvements		6,326
Equipment, at cost, less accumulated depreciation of $30,254 (Note 4)		9,897
Total assets	$	237,519

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	57,992
Total liabilities		57,992
Commitments and contingent liabilities (Note 5)		
Shareholder's Equity		
Common stock, no par value, authorized - 200 shares, issued and outstanding - 100 shares		12,000
Additional paid-in capital		4,076,073
Accumulated deficit		(3,908,546)
Total shareholder's equity		179,527
Total liabilities and shareholder's equity	$	237,519

The accompanying notes are an integral part of this financial statement.

1. Organization

De Guardiola Advisors, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a corporation in the state of New York on January 1, 2003. It was subsequently reorganized under the laws of the state of Florida. As an investment banker, the Company provides assistance and counseling in merger and acquisition transactions.

2. Summary of Significant Accounting Policies.

The following are the significant accounting policies followed by the Company:

Concentration of credit risks - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Major customers – During the year ended December 31, 2013, the Company earned substantially all of its income from four customers.

Depreciation – Equipment is stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the useful lives of the respective assets.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events – Management has evaluated the impact of all subsequent events through February 25, 2014 the date the financial statement was available to be issued and has determined that there were no subsequent events requiring disclosure in this financial statement.

3. Related Party Transactions

The Company uses lodging owned by 781 5th Avenue Associates LLC and 510 TIHT LLC, both affiliated companies controlled by the Company's shareholder. The Company paid approximately $39,800 during the year ended December 31, 2013 for rent expense.

4. Equipment

Equipment is summarized as follows:

Furniture & Fixtures	$	11,840
Communications equipment		28,311
Less: Accumulated depreciation		(30,254)
	$	9,897

Depreciation expense totaled $3,104 for the year ended December 31, 2013.

5. Commitment

The Company is obligated under an operating lease for its office space which expires on September 30, 2015. Total rent expense, including escalations, for the year ended December 31, 2013 totaled $176,297.

Future minimum lease payments, exclusive of escalations, are as follows:

Year	Amount
2014	$ 170,114
2015	137,635
2016	40,500
2017	40,500
2018	40,500
Thereafter	192,000

6. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company had no transactions with customers, as defined in Rule 15c3-3, for the year ending December 31, 2013.

7. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 the Company had net capital of $113,794, which was $108,794 in excess of its capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .51 to 1.

8. Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, future commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2013, the Company held no derivative financial instruments used for hedging purposes.

The Company adopted FASB Accounting Standards Codification guidance regarding "Disclosures about Derivative Instruments and Hedging Activities" effective May 1, 2009. This guidance requires enchanced disclosures about the Company's derivative and hedging activities, including how such activities are accounted for and their effect on the Company's financial position, performance and cash flows. The Company did not invest in derivative instruments during the year ended December 31, 2013.

DE GUARDIOLA ADVISORS, INC.

Financial Statement

December 31, 2013

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

DE GUARDIOLA ADVISORS, INC.

Financial Statement

December 31, 2013

DE GUARDIOLA ADVISORS, INC.
TABLE OF CONTENTS
December 31, 2013

ANNUAL AUDITED FOCUS REPORT FACING PAGE 1-2

INDEPENDENT AUDITOR'S REPORT
ON THE STATEMENT OF FINANCIAL CONDITION 3

FINANCIAL STATEMENT

Statement of Financial Condition 4

Notes to Financial Statement 5-6

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 04 2014

Washington DC
405

SEC FILE NUMBER
8-49104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
De Guardiola Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Clematis Street, Suite 307
(No. and Street)

West Palm Beach (City) Florida (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberto De Guardiola (212) 753-2702
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roberto De Guardiola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of De Guardiola Advisors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
De Guardiola Advisors, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of De Guardiola Advisors, Inc. (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of De Guardiola Advisors, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Abington, Pennsylvania
February 25, 2014

Sanville & Company

De Guardiola Advisors, Inc.

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents (Note 2)	$	171,786
Prepaid expenses		11,177
Other assets		38,333
Leashold improvements		6,326
Equipment, at cost, less accumulated depreciation of $30,254 (Note 4)		9,897
Total assets	$	237,519

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	57,992
Total liabilities		57,992
Commitments and contingent liabilities (Note 5)		
Shareholder's Equity		
Common stock, no par value, authorized - 200 shares, issued and outstanding - 100 shares		12,000
Additional paid-in capital		4,076,073
Accumulated deficit		(3,908,546)
Total shareholder's equity		179,527
Total liabilities and shareholder's equity	$	237,519

The accompanying notes are an integral part of this financial statement.

1. Organization

De Guardiola Advisors, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a corporation in the state of New York on January 1, 2003. It was subsequently reorganized under the laws of the state of Florida. As an investment banker, the Company provides assistance and counseling in merger and acquisition transactions.

2. Summary of Significant Accounting Policies.

The following are the significant accounting policies followed by the Company:

Concentration of credit risks - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Major customers – During the year ended December 31, 2013, the Company earned substantially all of its income from four customers.

Depreciation – Equipment is stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the useful lives of the respective assets.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events – Management has evaluated the impact of all subsequent events through February 25, 2014 the date the financial statement was available to be issued and has determined that there were no subsequent events requiring disclosure in this financial statement.

3. Related Party Transactions

The Company uses lodging owned by 781 5th Avenue Associates LLC and 510 TIHT LLC, both affiliated companies controlled by the Company's shareholder. The Company paid approximately $39,800 during the year ended December 31, 2013 for rent expense.

4. Equipment

Equipment is summarized as follows:

Furniture & Fixtures	$	11,840
Communications equipment		28,311
Less: Accumulated depreciation		(30,254)
	$	9,897

Depreciation expense totaled $3,104 for the year ended December 31, 2013.

5. Commitment

The Company is obligated under an operating lease for its office space which expires on September 30, 2015. Total rent expense, including escalations, for the year ended December 31, 2013 totaled $176,297.

Future minimum lease payments, exclusive of escalations, are as follows:

Year	Amount
2014	$ 170,114
2015	137,635
2016	40,500
2017	40,500
2018	40,500
Thereafter	192,000

6. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company had no transactions with customers, as defined in Rule 15c3-3, for the year ending December 31, 2013.

7. Net Capital Requirements

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 the Company had net capital of $113,794, which was $108,794 in excess of its capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .51 to 1.

8. Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, future commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2013, the Company held no derivative financial instruments used for hedging purposes.

The Company adopted FASB Accounting Standards Codification guidance regarding "Disclosures about Derivative Instruments and Hedging Activities" effective May 1, 2009. This guidance requires enchanced disclosures about the Company's derivative and hedging activities, including how such activities are accounted for and their effect on the Company's financial position, performance and cash flows. The Company did not invest in derivative instruments during the year ended December 31, 2013.